Rule 424(b)(3)
                                                    Registration No. 333-29297

                              BIG CITY BAGELS, INC.

               SECOND SUPPLEMENT TO PROSPECTUS DATED JULY 9, 1997


         This Second Supplement to the Prospectus, dated July 9, 1997, of Big City Bagels, Inc. ("Company") provides information with respect to the current exercise price of the Class A Redeemable Common Stock Purchase Warrants ("Class A Warrants").

         During the Special Exercise Period described in the Prospectus that expired on October 8, 1997, an aggregate of 798,945 Class A Warrants were exercised, from which the Company derived gross proceeds of $1,997,362.50. As disclosed in the Prospectus, pursuant to the offer extended to holders of the Class A Warrants, if in an aggregate of at least $2,000,000 of gross proceeds was received by the Company from the exercise of the Class A Warrants during the Special Exercise Period, the exercise price of the Class A Warrants would be permanently reduced to $2.50 per share. Although $2,000,000 of gross proceeds was not received by the Company, the Company determined on October 14, 1997 to reduce the exercise price of the Class A Warrants to $2.50 per share, which price will remain in effect until the Class A Warrants expire on May 6, 2000. This exercise price reduction also applies to the additional Class A Warrants issued to holders of Class A Warrant that were exercised during the Special Exercise Period. The Company has taken no action to permanently reduce the exercise price of the Company's Class B Redeemable Common Stock Purchase Warrants ("Class B Warrants"), and the exercise provisions of the Class B
Warrants have returned to their original terms, which require two Class B Warrants to be exercised in tandem with an aggregate exercise price of $8.00 per share.




             The date of this Second Supplement is October 21, 1997


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